Mail Stop 4561

May 8, 2006

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904-1600

> **Re: Xerox Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 001-04471**

Dear Mr. Zimmerman:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief